Exhibit 99.1

ReTo Eco-Solutions Completes Henan Province Sewage Treatment Projects

BEIJING, CHINA – August 27, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a one-stop, total technology solutions provider for the healthy improvement of ecological environments, today announced the completion and local governmental acceptance of the design, engineering, supply and ongoing maintenance (“O&M”) for sewage treatment projects it was awarded in the Henan province. ReTo was awarded contracts covering 4 villages in Bo’ai County, Jiaozuo City, located in Henan province. The projects were awarded based on ReTo’s success on similar environmental projects, along with its proven technical excellence and proprietary technologies, which serve as the foundation for its sustainable environmental systems and solutions. Located in China’s Yellow River Valley, the historic Henan province is believed to be the place where Chinese civilization began.

Mr. Li Hengfang, ReTo’s Chairman and Chief Executive Officer, commented, “We appreciate the confidence of the esteemed Henan province authorities, as they work to optimize wastewater treatment and improve the water quality of the region by stopping untreated wastewater discharge from the villages. They were facing a significant problem with long-term environmental ramifications. ReTo was able to provide an engineering, execution and ongoing operating solutions to solve the sewage discharge problem. Importantly, the processing results of the network, pumping stations and fully automated cleaning system we implemented have met the national Emission Standard for Pollutants in Urban Sewage Treatment Plants (GB18918-2002) and are helping the local government reach its goal for environmental improvement. This is also another example of our progress in O&M sales, as we work to build a sustainable long-term business by providing ongoing operation service.”

“We look forward to building a long-term relationship and will work to win additional sewage treatment projects and O&M contracts in the Henan province, as part of the broader growth strategy we are executing, the expansion of ReTo’s ecological restoration industry chain and our efforts to obtain additional local ecological restoration project contracts.”

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO) is a leader in ecological innovation, with sustainable environmental priorities and seeks to empower communities through its proprietary technologies, systems and solutions, which have been used to bring clean water and fertile soil to villages and cities worldwide. The Company is founded on its strategy of Technology Improves Ecology and is a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design and installation for the health and improvement of ecological environments, such as ecological soil restoration, through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: 1) its ability to assist in environmental protection; 2) its ability to build a long-term and sustainable O&M services platform; 3) its ability to win additional O&M contracts; and 4) its ability to use solid waste as resources are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction and ecological solutions in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com